                                                                    Exhibit 99.1

                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
================================================================================
  (thousands of United States Dollars except for share, per share and ton data)

                                                                   For the Three Months Ended         For the Six Months Ended
                                                              ----------------------------------   ------------------------------
                                                                 June 30    June 30    March 31        June 30        June 30
                                                                  2003       2002        2003            2003          2002
---------------------------------------------------------------------------------------------------------------------------------
Coil and Plate Tons Produced (thousands)                          767.8      749.8       660.4          1,428.2        1,429.6
---------------------------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                                 748.8      810.9       674.2          1,423.0        1,560.4
---------------------------------------------------------------------------------------------------------------------------------

Sales                                                         $ 298,216  $ 287,585   $ 279,863       $  578,079      $ 558,718
Cost of sales
  Manufacturing and raw material                                269,969    250,049     242,162          512,131        489,109
  Amortization of capital assets                                 15,245     13,316      14,566           29,811         25,479
                                                              -------------------------------------------------------------------
                                                                285,214    263,365     256,728          541,942        514,588
                                                              -------------------------------------------------------------------
Gross income                                                     13,002     24,220      23,135           36,137         44,130
Selling, research and administration                             14,047     12,814      12,010           26,057         26,562
                                                              -------------------------------------------------------------------
Operating income (loss)                                          (1,045)    11,406      11,125           10,080         17,568
Other expenses (income):
  Interest on long-term debt                                      6,271      5,898       5,753           12,024         12,243
  Other interest (income) expense, net                             (206)       (86)       (168)            (374)           225
  Foreign exchange gain                                          (3,287)      (798)     (1,412)          (4,699)          (443)
                                                              -------------------------------------------------------------------
Income (Loss) Before Income Taxes                                (3,823)     6,392       6,952            3,129          5,543
Income Tax Expense (Benefit)                                       (313)     2,303       2,504            2,191          1,999
                                                              -------------------------------------------------------------------
Net Income (Loss)                                                (3,510)     4,089       4,448              938          3,544
Dividends on Preferred Shares, including part VI.I tax            1,570      1,414       1,463            3,033          2,798
Interest on Subordinated Notes, net of income tax                 1,443      1,443       1,443            2,886          2,886
                                                              -------------------------------------------------------------------
Net Income (Loss) Attributable to Common Shareholders         $  (6,523)  $  1,232   $   1,542       $   (4,981)     $  (2,140)
---------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share              - Basic         $   (0.14)  $   0.03   $    0.03       $    (0.10)     $   (0.05)
                                              - Diluted       $   (0.14)  $   0.03   $    0.03       $    (0.10)     $   (0.05)
Denominator for Basic Earnings per Common Share (thousands)      47,667     47,517      47,667           47,667         45,378
Denominator for Diluted Earnings per Common Share (thousands)    47,667     48,273      47,743           47,667         45,378
---------------------------------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                                For the Three Months Ended         For the Six Months Ended
                                                           -----------------------------------   ------------------------------
                                                             June 30   June 30    March 31           June 30      June 30
                                                               2003      2002       2003              2003          2002
-------------------------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period                    $ 494,523  $ 486,911  $ 494,599          $ 494,599    $ 491,777
  Net Income (Loss)                                            (3,510)     4,089      4,448                938        3,544
  Dividends on Preferred Shares, including part VI.I tax       (1,570)    (1,414)    (1,463)            (3,033)      (2,798)
  Interest on Subordinated Notes, net of income tax            (1,443)    (1,443)    (1,443)            (2,886)      (2,886)
  Dividends on Common Shares                                   (1,762)    (1,554)    (1,618)            (3,380)      (3,048)
                                                           --------------------------------------------------------------------
Retained Earnings at End of Period                          $ 486,238  $ 486,589  $ 494,523          $ 486,238    $ 486,589
-------------------------------------------------------------------------------------------------------------------------------

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
====================================================================================================================================
                                             (thousands of United States Dollars)

                                                                    For the Three Months Ended             For the Six Months Ended
                                                              --------------------------------------     ---------------------------
                                                               June 30       June 30       March 31        June 30         June 30
                                                                 2003          2002          2003            2003            2002
------------------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
  Operating Activities
    Working capital provided by operations                    $ 12,905     $  22,302      $  23,058      $   35,963      $   40,839
    Changes in working capital                                 (44,131)         (810)        52,324           8,193          (4,647)
                                                              ----------------------------------------------------------------------
                                                               (31,226)       21,492         75,382          44,156          36,192
------------------------------------------------------------------------------------------------------------------------------------
  Financing Activities
    Common share dividends                                      (1,762)       (1,554)        (1,618)         (3,380)         (3,048)
    Issue of common shares (net of issue costs)                      -             -              -               -          90,670
    Common shares issued pursuant to share option plan               -           339              -               -           1,829
    Preferred share dividends                                   (1,482)       (1,331)        (1,366)         (2,848)         (2,625)
    Subordinated notes interest                                      -             -         (4,250)         (4,250)         (4,250)
    Issue of long-term debt                                    254,600        25,000         10,000         264,600          35,000
    Repayment of long-term debt                               (157,586)      (45,000)       (68,000)       (225,586)       (105,000)
                                                              ----------------------------------------------------------------------
                                                                93,770       (22,546)       (65,234)         28,536          12,576
------------------------------------------------------------------------------------------------------------------------------------
  Investing Activities
    Expenditures for capital assets                             (4,139)       (5,378)        (3,498)         (7,637)        (23,549)
    Proceeds on sale of assets held for sale                     1,032             -              -           1,032               -
    Other                                                            -             -              -               -          (1,706)
                                                              ----------------------------------------------------------------------
                                                                (3,107)       (5,378)        (3,498)         (6,605)        (25,255)
------------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash
    and cash equivalents                                        (2,368)         (113)            52          (2,316)            (28)
------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents
  less Bank Indebtedness                                        57,069        (6,545)         6,702          63,771          23,485
Cash and Cash Equivalents less Bank Indebtedness
  at Beginning of Period                                        29,561        32,522         22,859          22,859           2,492
                                                              ----------------------------------------------------------------------
Cash and Cash Equivalents less Bank Indebtedness
  at End of Period                                            $ 86,630     $  25,977      $  29,561      $   86,630      $   25,977
------------------------------------------------------------------------------------------------------------------------------------

                                        CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
====================================================================================================================================
                                             (thousands of United States Dollars)

                                                                                          June 30           June 30     December 31
                                                                                            2003             2002           2002
                                                                                        (unaudited)       (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                             $    86,630     $    25,977     $    22,859
  Accounts receivable, less allowances                                                      173,372         166,997         153,752
  Inventories                                                                               278,510         209,830         255,410
  Other                                                                                       2,660           2,123           2,847
  Future income taxes                                                                        44,521          47,834          41,402
                                                                                        --------------------------------------------
                                                                                            585,693         452,761         476,270
------------------------------------------------------------------------------------------------------------------------------------
Non-Current Assets
  Capital and other                                                                       1,155,492       1,161,461       1,146,456
  Future income taxes                                                                       128,902          83,267         121,586
                                                                                        --------------------------------------------
                                                                                          1,284,394       1,244,728       1,268,042
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                            $ 1,870,087     $ 1,697,489     $ 1,744,312
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable and accrued charges                                                  $   165,313     $   160,144     $   136,072
  Current portion of long-term debt                                                          34,286          35,386          35,386
                                                                                        --------------------------------------------
                                                                                            199,599         195,530         171,458
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
  Long-term debt                                                                            398,399         305,575         342,202
  Future income taxes                                                                       157,544         114,462         143,229
                                                                                        --------------------------------------------
                                                                                            555,943         420,037         485,431
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Preferred shares                                                                           98,659          98,567          98,553
  Common shares                                                                             351,311         348,662         351,311
  Subordinated notes                                                                        104,250         104,250         104,250
  Retained earnings                                                                         486,238         486,589         494,599
  Cumulative translation adjustment                                                          74,087          43,854          38,710
                                                                                        --------------------------------------------
                                                                                          1,114,545       1,081,922       1,087,423
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                              $ 1,870,087     $ 1,697,489     $ 1,744,312
------------------------------------------------------------------------------------------------------------------------------------

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)
================================================================================
                      (thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements. These unaudited consolidated interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report for the year ended December 31, 2002.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. During the quarter ended June 30, 2003, the Company issued $200 million 8.75% senior notes due 2013. Debt issue expenses of $5.4 million have been deferred and will be amortized over the term of the notes.

4. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

5. The following table summarizes information on share capital and related matters at June 30, 2003:

                                                                           Outstanding      Exerciseable
                                                                           -----------------------------
          Preferred shares                                                  6,000,000
          Common shares                                                    47,667,487
          Common shares - year-to-date weighted average                    47,667,487
          Common share stock options                                        3,308,954          2,947,087

6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

     Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                       For the Three Months Ended         For the Six Months Ended
                                                                  ------------------------------------- ---------------------------
                                                                    June 30      June 30      March 31        June 30     June 30
                                                                      2003         2002         2003            2003        2002
         --------------------------------------------------------------------------------------------------------------------------
         Sales
             Canada                                               $   96,204   $   75,438   $  122,377      $  218,581   $  165,726
             United States                                           202,012      212,147      157,486         359,498      392,992
                                                                  -----------------------------------------------------------------
                                                                  $  298,216   $  287,585   $  279,863      $  578,079   $  558,718
         --------------------------------------------------------------------------------------------------------------------------

                                                                                              June 30         June 30   December 31
                                                                                                2003           2002        2002
                                                                                           ----------------------------------------
         Capital Assets
             Canada                                                                         $  211,200      $  202,009   $  186,377
             United States                                                                     927,665         955,131      947,980
                                                                                           ----------------------------------------
                                                                                            $1,138,865      $1,157,140   $1,134,357
         --------------------------------------------------------------------------------------------------------------------------

                                                                       For the Three Months Ended         For the Six Months Ended
                                                                  ------------------------------------- ---------------------------
                                                                    June 30      June 30      March 31        June 30     June 30
                                                                      2003         2002         2003            2003        2002
         --------------------------------------------------------------------------------------------------------------------------
         Sales information by product group is as follows:
             Steel mill products                                  $  184,937   $  195,852   $  156,531      $  341,468   $  346,909
             Tubular products                                        113,279       91,733      123,332         236,611      211,809
                                                                  -----------------------------------------------------------------
                                                                  $  298,216   $  287,585   $  279,863      $  578,079   $  558,718
         --------------------------------------------------------------------------------------------------------------------------

7. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

                                                                        For the Three Months Ended        For the Six Months Ended
                                                                      --------------------------------- ---------------------------
                                                                      June 30    June 30      March 31        June 30     June 30
                                                                        2003       2002         2003            2003        2002
         --------------------------------------------------------------------------------------------------------------------------
         Pro forma net income (loss)                                  $ (3,489)  $  3,947   $    4,262      $      773   $    3,289

         Pro forma net income (loss) attributable
             to common shareholders                                   $ (6,502)  $  1,090   $    1,356      $   (5,146)  $   (2,395)

         Pro forma earnings (loss) per common share
             Basic                                                    $  (0.14)  $   0.02   $     0.03      $    (0.11)  $    (0.05)
             Diluted                                                  $  (0.14)  $   0.02   $     0.03      $    (0.11)  $    (0.05)
         --------------------------------------------------------------------------------------------------------------------------

8. Condensed Consolidating Financial Statements (unaudited)

The following information presents the unaudited condensed consolidating statements of financial position as at June 30, 2003 and 2002 and December 31, 2002, and the condensed consolidating statements of income and cash flows for the six month periods ended June 30, 2003 and 2002. Reconciliations of significant differences between Canadian and United States Generally Accepted Accounting Principles are also provided. The condensed consolidating financial statements present the accounts of IPSCO Inc. ("Parent"), and its Guarantor and Non-Guarantor subsidiaries, as defined in the indenture dated as of June 18, 2003 to the IPSCO Inc. 8-3/4% Senior Notes due 2013 ("the Notes") which were issued on June 18, 2003. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantor subsidiaries. The Guarantor subsidiaries, all of which are wholly-owned by IPSCO Inc., are IPSCO Saskatchewan Inc., IPSCO Recycling Inc., IPSCO Ontario Inc., IPSCO Enterprises Inc., IPSCO Minnesota Inc., IPSCO Texas Inc., IPSCO Tubulars Inc., IPSCO Steel Inc., IPSCO Steel (Alabama) Inc., IPSCO Investments Inc. and IPSCO Alabama Ltd. Non-Guarantor subsidiaries are IPSCO Direct Inc., Western Steel Limited, General Scrap Partnership, IPSCO Sales Inc., IPSCO Construction Inc. and General Scrap Inc.

IPSCO Inc. Condensed Consolidating Statements of Financial Position (unaudited) As at June 30, 2003
(thousands of United States dollars)

                                                                      Guarantor    Non-Guarantor                   Consolidated
                                                       Parent       Subsidiaries    Subsidiaries   Eliminations        Total
                                                    ---------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                         $    63,392    $    21,076     $       2,162   $          -    $     86,630
  Accounts receivable
    Trade, less allowances                               31,906         98,281            13,815              -         144,002
    Intercompany                                        203,370       (223,035)           19,665              -               -
    Other, including current portion
      of mortgage receivable                             12,246         13,160             3,964              -          29,370
  Inventories                                            72,713        216,564             4,594        (15,361)        278,510
  Prepaid expenses                                        1,174          1,146               340              -           2,660
  Future income taxes                                    17,507         28,248               203         (1,437)         44,521
                                                    ---------------------------------------------------------------------------
                                                        402,308        155,440            44,743        (16,798)        585,693
                                                    ---------------------------------------------------------------------------
NON-CURRENT ASSETS
  Capital assets                                        152,270        956,361            37,440         (7,206)      1,138,865
  Mortgage receivable                                         -          5,198                 -              -           5,198
  Deferred charges, less amortization                     7,757            298                 -              -           8,055
  Deferred pension asset                                  3,886           (512)                -              -           3,374
  Investment in subsidiaries                            904,980         39,565                 -       (944,545)              -
  Future income taxes                                        45        128,753               104              -         128,902
                                                    ---------------------------------------------------------------------------
                                                      1,068,938      1,129,663            37,544       (951,751)      1,284,394
                                                    ---------------------------------------------------------------------------

TOTAL ASSETS                                        $ 1,471,246    $ 1,285,103     $      82,287   $   (968,549)   $  1,870,087
                                                    ===========================================================================
CURRENT LIABILITIES
  Accounts payable and accrued charges              $    10,821    $   118,381     $      13,416   $          -    $    142,618
  Accrued payroll and related liabilities                 3,302         11,375                26              -          14,703
  Current portion of long-term debt                      34,286              -                 -              -          34,286
  Other current liabilities                               3,879          4,113                 -              -           7,992
                                                    ---------------------------------------------------------------------------
                                                         52,288        133,869            13,442              -         199,599
                                                    ---------------------------------------------------------------------------
LONG-TERM LIABILITIES
  Long-term debt                                        370,399         28,000                 -              -         398,399
  Future income taxes                                    38,264        120,471             7,624         (8,815)        157,544
                                                    ---------------------------------------------------------------------------
                                                        408,663        148,471             7,624         (8,815)        555,943
                                                    ---------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Subordinated notes                                          -        104,250                 -              -         104,250
  Other equity                                        1,010,295        898,513            61,221       (959,734)      1,010,295
                                                    ---------------------------------------------------------------------------
                                                      1,010,295      1,002,763            61,221       (959,734)      1,114,545
                                                    ---------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 1,471,246    $ 1,285,103     $      82,287   $   (968,549)   $  1,870,087
                                                    ===========================================================================

IPSCO Inc. Condensed Consolidating Statements of Income (unaudited) Six Months Ended June 30, 2003
(thousands of United States dollars)

                                                                      Guarantor     Non-Guarantor                   Consolidated
                                                          Parent     Subsidiaries   Subsidiaries    Eliminations       Total
                                                         -----------------------------------------------------------------------
Sales                                                    $ 143,014   $    524,975   $      73,297   $   (163,207)   $    578,079
                                                         -----------------------------------------------------------------------

Cost of sales
      Manufacturing and raw material                       130,173        478,191          62,539       (158,772)        512,131
      Amortization of capital assets                         6,264         22,963             584              -          29,811
                                                         -----------------------------------------------------------------------
                                                           136,437        501,154          63,123       (158,772)        541,942
                                                         -----------------------------------------------------------------------

Gross income                                                 6,577         23,821          10,174         (4,435)         36,137
Selling, research and administration                         6,823         19,165              69              -          26,057
                                                         -----------------------------------------------------------------------

Operating income                                              (246)         4,656          10,105         (4,435)         10,080

Other expenses (income)
      Interest on long-term debt                             9,741          2,283               -              -          12,024
      Other interest (income) expense, net                     (19)          (337)            (18)             -            (374)
      Foreign exchange loss (gain)                          (2,910)        (2,015)            226              -          (4,699)
      Intercompany interest/dividend                       (26,091)         3,196          (1,613)        24,508               -
      Equity income                                         15,657         (6,303)              -         (9,354)              -
                                                         -----------------------------------------------------------------------

Income (loss) before income taxes                            3,376          7,832          11,510        (19,589)          3,129

Income taxes                                                 2,438         (2,686)          3,982         (1,543)          2,191
                                                         -----------------------------------------------------------------------

NET INCOME (LOSS)                                              938         10,518           7,528        (18,046)            938

Dividends on preferred shares, including part VI.I tax       3,033         16,655               -        (16,655)          3,033

Interest on subordinated notes, net of income tax                -          2,886               -              -           2,886
                                                         -----------------------------------------------------------------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS       $  (2,095)  $     (9,023)  $       7,528   $     (1,391)   $     (4,981)
                                                         =======================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows (unaudited) Six Months Ended June 30, 2003
(thousands of United States dollars)

                                                                      Guarantor     Non-Guarantor                   Consolidated
                                                          Parent     Subsidiaries   Subsidiaries    Eliminations       Total
                                                         -----------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
      Operating activities
          Working capital provided by operations         $ 30,935    $     41,066   $       9,576   $    (45,614)   $     35,963
          Change in non-cash operating working capital    (32,320)         80,329          (4,037)       (35,779)          8,193
                                                         -----------------------------------------------------------------------
                                                           (1,385)        121,395           5,539        (81,393)         44,156
                                                         -----------------------------------------------------------------------

      Financing activities
          Proceeds from issuance of common shares               -         113,062               -       (113,062)              -
          Common share dividends                           (3,380)        (80,143)         (7,853)        87,996          (3,380)
          Preferred share dividends                        (2,848)              -               -              -          (2,848)
          Subordinated notes interest                           -          (4,250)              -              -          (4,250)
          Issue (repayment) of long-term debt             152,014        (113,000)              -              -          39,014
                                                         -----------------------------------------------------------------------
                                                          145,786         (84,331)         (7,853)       (25,066)         28,536
                                                         -----------------------------------------------------------------------

      Investing activities
          Expenditures for capital assets                  (2,060)         (5,921)            344              -          (7,637)
          Proceeds from sale of assets held for sale            -           1,032               -              -           1,032
          Investment in subsidiaries                      (82,711)        (23,748)              -        106,459               -
                                                         -----------------------------------------------------------------------
                                                          (84,771)        (28,637)            344        106,459          (6,605)
                                                         -----------------------------------------------------------------------

      Effect of exchange rate changes on cash and
          cash equivalents                                   (916)         (1,852)            452              -          (2,316)
                                                         -----------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
      LESS BANK INDEBTEDNESS                               58,714           6,575          (1,518)             -          63,771

CASH AND CASH EQUIVALENTS
      LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD         4,678          14,501           3,680              -          22,859
                                                         -----------------------------------------------------------------------

CASH AND CASH EQUIVALENTS
      LESS BANK INDEBTEDNESS AT END OF PERIOD            $ 63,392    $     21,076   $       2,162   $          -    $     86,630
                                                         =======================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the six months ended June 30, 2003 (unaudited)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                             Guarantor    Non-Guarantor                Consolidated
                                                                  Parent    Subsidiaries   Subsidiaries  Eliminations      Total
                                                                -------------------------------------------------------------------
 Net income as reported under Canadian GAAP                     $      938    $  10,518       $  7,528      $(18,046)    $      938
 Adjustments relating to amortization of capital assets                           1,592                                       1,592
 Adjustments relating to subordinated notes                                      (2,886)                                     (2,886)
 Adjustments relating to sale-leaseback                                            (484)                                       (484)
 Adjustments relating to natural gas hedge                                         (171)                                       (171)
 Adjustments to equity income                                       (1,949)                                    1,949              -
                                                                -------------------------------------------------------------------
 Net income (loss) in accordance with U.S. GAAP                     (1,011)       8,569          7,528       (16,097)        (1,011)
 Dividends on preferred shares including part VI.I tax              (3,033)                                                  (3,033)
                                                                -------------------------------------------------------------------
 Net income (loss) available to common shareholders in
     accordance with U.S. GAAP                                  $   (4,044)   $   8,569       $  7,528      $(16,097)    $   (4,044)
                                                                ===================================================================

b)   Comprehensive income (loss):

                                                                             Guarantor    Non-Guarantor                Consolidated
                                                                  Parent    Subsidiaries   Subsidiaries  Eliminations      Total
                                                                -------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                  $   (1,011)   $   8,569       $  7,528      $(16,097)    $   (1,011)
Other comprehensive income
    Foreign currency translation adjustments                        38,342                                                   38,342
    Adjustment to equity income                                        212                                      (212)             -
    Amortization of natural gas hedge to income                                     332                                         332
        Tax effect                                                                 (120)                                       (120)
                                                                -------------------------------------------------------------------

Comprehensive income (loss) in accordance with U.S. GAAP        $   37,543    $   8,781       $  7,528      $(16,309)    $   37,543
                                                                ===================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                             Guarantor    Non-Guarantor                Consolidated
                                                                  Parent    Subsidiaries   Subsidiaries  Eliminations      Total
                                                                -------------------------------------------------------------------
i)   Capital assets
        Balance under Canadian GAAP                             $  152,270    $ 956,361       $ 37,440      $ (7,206)    $1,138,865
        Adjustments relating to the capitalization of interest                  (13,902)                                    (13,902)
        Adjustments relating to commissioning costs                            (112,233)                                   (112,233)
        Adjustments relating to amortization of capital assets                   (6,083)                                     (6,083)
        Adjustments relating to sale-leaseback                                  133,512                                     133,512
                                                                -------------------------------------------------------------------
        Balance under U.S. GAAP                                 $  152,270    $ 957,655       $ 37,440      $ (7,206)    $1,140,159
                                                                ===================================================================
 ii) Deferred pension liability (asset)
        Balance under Canadian GAAP                             $   (3,886)   $     512       $      -      $      -     $   (3,374)
        Adjustments relating to minimum pension liability           32,081                                                   32,081
                                                                -------------------------------------------------------------------
        Balance under U.S. GAAP                                 $   28,195    $     512       $      -      $      -     $   28,707
                                                                ===================================================================
iii) Future income taxes
        Net future tax asset balance under Canadian GAAP        $   20,712    $ (36,530)      $  7,317      $ (7,378)    $  (15,879)
        Adjustments relating to the capitalization of interest                   (5,172)                                     (5,172)
        Adjustments relating to commissioning costs                             (41,751)                                    (41,751)
        Adjustments relating to amortization of capital assets                   (2,263)                                     (2,263)
        Adjustments relating to minimum pension liability          (11,934)                                                 (11,934)
        Adjustments relating to sale-leaseback                                   (2,139)                                     (2,139)
        Adjustments relating to natural gas contract                                 (5)                                         (5)
        Adjustments relating to valuation allowance on net
            future income tax asset                                              10,500                                      10,500
                                                                -------------------------------------------------------------------
        Net future tax asset balance under U.S. GAAP            $    8,778    $ (77,360)      $  7,317      $ (7,378)    $  (68,643)
                                                                ===================================================================

iv)  Accounts payable and accrued charges
        Balance under Canadian GAAP                             $   10,821   $  118,381        $13,416     $       -    $  142,618
        Adjustments relating to subordinated notes                                4,250                                      4,250
        Adjustments relating to sale-leaseback                                    8,432                                      8,432
        Adjustments relating to natural gas contract                                 14                                         14
                                                                ------------------------------------------------------------------
        Balance under U.S. GAAP                                 $   10,821   $  131,077        $13,416     $       -    $  155,314
                                                                ==================================================================

v)   Current portion of long-term debt
        Balance under Canadian GAAP                             $   34,286   $        -        $     -     $       -    $   34,286
        Adjustments relating to sale-leaseback                                    7,083                                      7,083
                                                                ------------------------------------------------------------------
        Balance under U.S. GAAP                                 $   34,286   $    7,083        $     -     $       -    $   41,369
                                                                ==================================================================

vi)  Long-term debt
        Balance under Canadian GAAP                             $  370,399   $   28,000        $     -     $       -    $  398,399
        Adjustments relating to subordinated notes                              100,000                                    100,000
        Adjustments relating to sale-leaseback                                  123,748                                    123,748
                                                                ------------------------------------------------------------------
        Balance under U.S. GAAP                                 $  370,399   $  251,748        $     -     $       -    $  622,147
                                                                ==================================================================

vii) Shareholders' equity
        Balance under Canadian GAAP                             $1,010,295   $1,002,763        $61,221     $(959,734)   $1,114,545
        Adjustments relating to the capitalization of interest                   (8,730)                                    (8,730)
        Adjustments relating to commissioning costs                             (70,482)                                   (70,482)
        Adjustments relating to amortization of capital assets                   (3,820)                                    (3,820)
        Adjustments relating to minimum pension liability          (20,147)                                                (20,147)
        Adjustments relating to subordinated notes                             (104,250)                                  (104,250)
        Adjustments relating to sale-leaseback                                   (3,612)                                    (3,612)
        Adjustments relating to natural gas hedge                                    (9)                                        (9)
        Adjustments relating to equity income                      (97,153)                                   97,153             -
        Adjustments relating to valuation allowance on net
            future income tax asset                                             (10,500)                                   (10,500)
                                                                ------------------------------------------------------------------
        Balance under U.S. GAAP                                 $  892,995   $  801,360        $61,221     $(862,581)   $  892,995
                                                                ==================================================================

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                             Guarantor    Non-Guarantor                Consolidated
                                                                  Parent    Subsidiaries   Subsidiaries  Eliminations      Total
                                                               -------------------------------------------------------------------
 Cash derived from (applied to) operating activities            $   (1,385)  $  121,395        $ 5,539     $ (81,393)   $   44,156
                                                                ==================================================================

 Cash derived from financing activities                         $  145,786   $  (84,331)       $(7,853)    $ (25,066)   $   28,536
                                                                ==================================================================

 Cash applied to investing activities                           $  (84,771)  $  (28,637)       $   344     $ 106,459    $   (6,605)
                                                                ==================================================================

 Effect of exchange rate changes on cash
       and cash equivalents                                     $     (916)  $   (1,852)       $   452     $       -    $   (2,316)
                                                                ==================================================================
 Cash position at June 30                                       $   63,392   $   21,076        $ 2,162     $       -    $   86,630
                                                                ==================================================================

IPSCO Inc. Condensed Consolidating Statements of Financial Position (unaudited) As at June 30, 2002
(thousands of United States dollars)

                                                              Guarantor     Non-Guarantor                    Consolidated
                                                Parent      Subsidiaries     Subsidiaries    Eliminations       Total
                                              ---------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                  $    4,573      $   21,970         $  (566)      $       -      $   25,977
   Accounts receivable
      Trade, less allowances                      27,356         105,363          14,762               -         147,481
      Intercompany                               106,020        (114,636)          8,616               -               -
      Other, including current portion
         of mortgage receivable                   18,459          (2,725)          3,782               -          19,516
   Inventories                                    43,413         167,687           6,172          (7,442)        209,830
   Prepaid expenses                                1,448             469             206               -           2,123
   Future income taxes                            12,595          36,577              32          (1,370)         47,834
                                              ---------------------------------------------------------------------------
                                                 213,864         214,705          33,004          (8,812)        452,761
                                              ---------------------------------------------------------------------------
NON-CURRENT ASSETS
   Capital assets                                149,424         980,536          33,569          (6,389)      1,157,140
   Deferred charges, less amortization             2,958             351               -               -           3,309
   Deferred pension asset                          1,148            (136)              -               -           1,012
   Investment in subsidiaries                    930,349          36,876               -        (967,225)              -
   Future income taxes                              (248)         83,491              24               -          83,267
                                              --------------------------------------------------------------------------
                                               1,083,631       1,101,118          33,593        (973,614)      1,244,728
                                              --------------------------------------------------------------------------
TOTAL ASSETS                                  $1,297,495      $1,315,823         $66,597       $(982,426)     $1,697,489
                                              ===========================================================================
CURRENT LIABILITIES
   Accounts payable and accrued charges       $    9,344      $  114,350         $ 8,482       $       -      $  132,176
   Accrued payroll and related liabilities         2,540           9,662              56               -          12,258
   Current portion of long-term debt              35,386               -               -               -          35,386
   Other current liabilities                       3,730          11,980               -               -          15,710
                                              ---------------------------------------------------------------------------
                                                  51,000         135,992           8,538               -         195,530
                                              ---------------------------------------------------------------------------
LONG-TERM LIABILITIES
   Long-term debt                                219,575          86,000               -               -         305,575
   Future income taxes                            49,248          67,076           4,066          (5,928)        114,462
                                              ---------------------------------------------------------------------------
                                                 268,823         153,076           4,066          (5,928)        420,037
                                              ---------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Subordinated notes                                  -         104,250               -               -         104,250
   Other equity                                  977,672         922,505          53,993        (976,498)        977,672
                                              ---------------------------------------------------------------------------
                                                 977,672       1,026,755          53,993        (976,498)      1,081,922
                                              ---------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $1,297,495      $1,315,823         $66,597       $(982,426)     $1,697,489
                                              ===========================================================================

IPSCO Inc. Condensed Consolidating Statements of Income (unaudited) Six Months Ended June 30, 2002
(thousands of United States dollars)

                                                                         Guarantor     Non-Guarantor                    Consolidated
                                                            Parent     Subsidiaries    Subsidiaries     Eliminations        Total
                                                          --------------------------------------------------------------------------

Sales                                                     $ 108,470        $511,829         $94,661        $(156,242)     $ 558,718
                                                          --------------------------------------------------------------------------

Cost of sales
   Manufacturing and raw material                           103,263         461,750          81,549         (157,453)       489,109
   Amortization of capital assets                             6,350          18,594             535                -         25,479
                                                          --------------------------------------------------------------------------
                                                            109,613         480,344          82,084         (157,453)       514,588
                                                          --------------------------------------------------------------------------

Gross income                                                 (1,143)         31,485          12,577            1,211         44,130
Selling, research and administration                          6,368          20,101              93                -         26,562
                                                          --------------------------------------------------------------------------
Operating income                                             (7,511)         11,384          12,484            1,211         17,568

Other expenses (income)
   Interest on long-term debt                                 9,627           2,616               -                -         12,243
   Other interest (income) expense, net                         265              17             (57)               -            225
   Foreign exchange loss (gain)                              (1,644)          1,139              62                -           (443)
   Intercompany interest/dividend                           (25,621)         (1,666)         (1,205)          28,492              -
   Equity income                                              7,299          (7,946)              -              647              -
                                                          --------------------------------------------------------------------------
Income (loss) before income taxes                             2,563          17,224          13,684          (27,928)         5,543

Income taxes                                                   (981)         (2,618)          5,219              379          1,999
                                                          --------------------------------------------------------------------------
NET INCOME (LOSS)                                             3,544          19,842           8,465          (28,307)         3,544

Dividends on preferred shares, including part VI.I tax        2,798          16,548               -          (16,548)         2,798

Interest on subordinated notes, net of income tax                 -           2,886               -                -          2,886
                                                          --------------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS        $     746        $    408         $ 8,465        $ (11,759)      $ (2,140)
                                                          ==========================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows (unaudited) Six Months Ended June 30, 2002
(thousands of United States dollars)

                                                                    Guarantor     Non-Guarantor                    Consolidated
                                                       Parent     Subsidiaries    Subsidiaries     Eliminations        Total
                                                      -------------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
   Operating activities
      Working capital provided by operations          $ 19,017     $  36,998        $ 10,536        $ (25,712)        $ 40,839
      Change in non-cash operating working capital       4,481        15,945         (12,760)         (12,313)          (4,647)
                                                      -------------------------------------------------------------------------
                                                        23,498        52,943          (2,224)         (38,025)          36,192
                                                      -------------------------------------------------------------------------
   Financing activities
      Proceeds from issuance of common shares           90,670       609,343           1,729         (611,072)          90,670
      Proceeds from issuance of common shares
         pursuant to share option plan                   1,829             -               -                -            1,829
      Common share dividends                            (3,048)      (25,423)         (4,963)          30,386           (3,048)
      Preferred share dividends                         (2,625)            -               -                -           (2,625)
      Subordinated notes interest                            -        (4,250)              -                -           (4,250)
      Issue (repayment) of long-term debt               (5,000)      (65,000)              -                -          (70,000)
                                                      -------------------------------------------------------------------------
                                                        81,826       514,670          (3,234)        (580,686)          12,576
                                                      -------------------------------------------------------------------------
   Investing activities
      Expenditures for capital assets                      168       (22,918)           (799)               -          (23,549)
      Investment in subsidiaries                       (91,946)     (526,765)              -          618,711               -
      Investment in partnership                              -        (1,706)              -                -           (1,706)
                                                      -------------------------------------------------------------------------
                                                       (91,778)     (551,389)           (799)         618,711          (25,255)
                                                      -------------------------------------------------------------------------
   Effect of exchange rate changes on cash and
      cash equivalents                                  (1,073)        1,056             (11)               -              (28)
                                                      -------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS                               12,473        17,280          (6,268)               -           23,485

CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD        (7,900)        4,690           5,702                -            2,492
                                                      -------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT END OF PERIOD            $  4,573     $  21,970        $   (566)       $       -         $ 25,977
                                                      =========================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the six months ended June 30, 2002 (unaudited)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                            Guarantor     Non-Guarantor                 Consolidated
                                                                  Parent   Subsidiaries   Subsidiaries   Eliminations       Total
                                                                 -------------------------------------------------------------------
Net income as reported under Canadian GAAP                       $  3,544   $  19,842        $ 8,465       $(28,307)     $    3,544
Adjustments relating to amortization of capital assets                           (631)                                         (631)
Adjustments relating to subordinated notes                                     (2,886)                                       (2,886)
Adjustments relating to sale-leaseback                                           (701)                                         (701)
Adjustments relating to natural gas hedge                                         429                                           429
Adjustments to equity income                                       (3,789)                                    3,789               -
                                                                 -------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                       (245)     16,053          8,465        (24,518)           (245)
Dividends on preferred shares including part VI.I tax              (2,798)                                                   (2,798)
                                                                 -------------------------------------------------------------------
Net income (loss) available to common shareholders in
  accordance with U.S. GAAP                                      $ (3,043)  $  16,053        $ 8,465       $(24,518)     $   (3,043)
                                                                 ===================================================================

b)   Comprehensive income (loss):

                                                                            Guarantor     Non-Guarantor                 Consolidated
                                                                  Parent   Subsidiaries   Subsidiaries   Eliminations       Total
                                                                 -------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                   $   (245)  $  16,053        $ 8,465       $(24,518)     $     (245)
Other comprehensive income
  Foreign currency translation adjustments                          6,110                                                     6,110
  Adjustment to equity income                                         212                                      (212)              -
  Amortization of natural gas hedge to income                                     332                                           332
    Tax effect                                                                   (120)                                         (120)
                                                                 -------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP         $  6,077   $  16,265        $ 8,465       $(24,730)     $    6,077
                                                                 ===================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                            Guarantor     Non-Guarantor                 Consolidated
                                                                  Parent   Subsidiaries   Subsidiaries   Eliminations       Total
                                                                 -------------------------------------------------------------------
 i)   Capital assets
        Balance under Canadian GAAP                              $149,424   $ 980,536        $33,569       $ (6,389)     $1,157,140
        Adjustments relating to the capitalization of interest                (13,902)                                      (13,902)
        Adjustments relating to commissioning costs                          (112,233)                                     (112,233)
        Adjustments relating to amortization of capital assets                 (6,696)                                       (6,696)
        Adjustments relating to sale-leaseback                                139,350                                       139,350
                                                                 -------------------------------------------------------------------
        Balance under U.S. GAAP                                  $149,424    $987,055        $33,569       $ (6,389)     $1,163,659
                                                                 ===================================================================
 ii)  Deferred pension liability (asset)
        Balance under Canadian GAAP                              $ (1,148)  $     136        $     -       $      -      $   (1,012)
        Adjustments relating to minimum pension liability           6,715                                                     6,715
                                                                 -------------------------------------------------------------------
        Balance under U.S. GAAP                                  $  5,567   $     136        $     -       $      -      $    5,703
                                                                 ===================================================================
 iii) Future income taxes
        Net future tax asset balance under Canadian GAAP         $ 36,901   $ (52,992)       $ 4,010       $ (4,558)     $  (16,639)
        Adjustments relating to the capitalization of interest                 (5,172)                                       (5,172)
        Adjustments relating to commissioning costs                           (41,751)                                      (41,751)
        Adjustments relating to amortization of capital assets                 (2,491)                                       (2,491)
        Adjustments relating to minimum pension liability          (2,498)                                                   (2,498)
        Adjustments relating to sale-leaseback                                 (1,435)                                       (1,435)
        Adjustments relating to natural gas contract                             (320)                                         (320)
        Adjustments relating to valuation allowance on net future
          income tax asset                                                     37,200                                        37,200
                                                                 -------------------------------------------------------------------
        Net future tax asset balance under U.S. GAAP             $ 34,403   $ (66,961)       $ 4,010       $ (4,558)     $  (33,106)
                                                                 ===================================================================

iv)  Accounts payable and accrued charges
        Balance under Canadian GAAP                               $   9,344    $  114,350       $ 8,482     $       -    $  132,176
        Adjustments relating to subordinated notes                                  4,250                                     4,250
        Adjustments relating to sale-leaseback                                      2,273                                     2,273
        Adjustments relating to natural gas contract                                  890                                       890
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $   9,344    $  121,763       $ 8,482     $       -    $  139,589
                                                                  =================================================================

v)   Current portion of long-term debt
        Balance under Canadian GAAP                               $  35,386    $        -       $     -     $       -    $   35,386
        Adjustments relating to sale-leaseback                                     10,103                                    10,103
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $  35,386    $   10,103       $     -     $       -    $   45,489
                                                                  =================================================================

vi)  Long-term debt
        Balance under Canadian GAAP                               $ 219,575    $   86,000       $     -     $       -    $  305,575
        Adjustments relating to subordinated notes                                100,000                                   100,000
        Adjustments relating to sale-leaseback                                    130,831                                   130,831
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $ 219,575    $  316,831       $     -     $       -    $  536,406
                                                                  =================================================================

vii) Shareholders' equity
        Balance under Canadian GAAP                               $ 977,672    $1,026,755       $53,993     $(976,498)   $1,081,922
        Adjustments relating to the capitalization of interest                     (8,730)                                   (8,730)
        Adjustments relating to commissioning costs                               (70,482)                                  (70,482)
        Adjustments relating to amortization of capital assets                     (4,205)                                   (4,205)
        Adjustments relating to minimum pension liability            (4,217)                                                 (4,217)
        Adjustments relating to subordinated notes                               (104,250)                                 (104,250)
        Adjustments relating to sale-leaseback                                     (2,424)                                   (2,424)
        Adjustments relating to natural gas hedge                                    (570)                                     (570)
        Adjustments relating to equity income                      (123,611)                                  123,611             -
        Adjustments relating to valuation allowance on net future
           income tax asset                                                       (37,200)                                  (37,200)
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $ 849,844    $  798,894       $53,993     $(852,887)   $  849,844
                                                                  =================================================================

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                               Guarantor   Non-Guarantor               Consolidated
                                                                   Parent     Subsidiaries  Subsidiaries  Eliminations     Total
                                                                  -----------------------------------------------------------------
 Cash derived from (applied to) operating activities              $  23,498    $   52,943       $(2,224)    $ (38,025)   $   36,192
                                                                  =================================================================
 Cash derived from financing activities                           $  66,826    $  494,670       $(3,234)    $(580,686)   $  (22,424)
                                                                  =================================================================
 Cash applied to investing activities                             $ (91,778)   $ (551,389)      $  (799)    $ 618,711    $  (25,255)
                                                                  =================================================================
 Effect of exchange rate changes on cash
    and cash equivalents                                          $  (1,073)   $    1,056       $   (11)    $       -    $      (28)
                                                                  =================================================================
 Cash position at June 30                                         $   4,573    $   21,970       $  (566)    $       -    $   25,977
                                                                  =================================================================


IPSCO Inc. Condensed Consolidating Statements of Financial Position As at December 31, 2002
(thousands of United States dollars)

                                                                                          Guarantor     Non-Guarantor   Consolidated
                                                                Parent     Subsidiaries  Subsidiaries   Eliminations        Total
                                                              ---------------------------------------------------------------------
CURRENT ASSETS
       Cash and cash equivalents                              $    4,678   $   14,501      $ 3,680     $        -      $   22,859
       Accounts receivable
             Trade, less allowances                               35,546       89,478       10,397              -         135,421
             Intercompany                                        162,378     (179,846)      17,468              -               -
             Other, including current portion of
               mortgage receivable                                17,575       (2,715)       3,471              -          18,331
       Inventories                                                62,352      197,325        7,026       (11,293)         255,410
       Prepaid expenses                                            1,086        1,720           41              -           2,847
       Future income taxes                                        13,615       27,613          174              -          41,402
                                                              ---------------------------------------------------------------------
                                                                 297,230      148,076       42,257       (11,293)         476,270
                                                              ---------------------------------------------------------------------
NON-CURRENT ASSETS
       Capital assets                                            135,518      972,247       32,760        (6,168)       1,134,357
       Mortgage receivable                                             -        5,403            -              -           5,403
       Deferred charges, less amortization                         2,464          321            -              -           2,785
       Deferred pension asset                                      4,008          (97)           -              -           3,911
       Investment in subsidiaries                                840,109       40,265            -      (880,374)               -
       Future income taxes                                         1,533      121,980           47        (1,974)         121,586
                                                              ---------------------------------------------------------------------
                                                                 983,632    1,140,119       32,807      (888,516)       1,268,042
                                                              ---------------------------------------------------------------------
TOTAL ASSETS                                                  $1,280,862   $1,288,195      $75,064     $(899,809)      $1,744,312
                                                              =====================================================================
CURRENT LIABILITIES
       Accounts payable and accrued charges                   $    8,321      $85,463      $12,371     $        -      $  106,155
       Accrued payroll and related liabilities                     2,380       11,353           42              -          13,775
       Current portion of long-term debt                          35,386            -            -              -          35,386
       Other current liabilities                                   3,691       12,451            -              -          16,142
                                                              ---------------------------------------------------------------------
                                                                  49,778      109,267       12,413              -         171,458
                                                              ---------------------------------------------------------------------
LONG-TERM LIABILITIES
       Long-term debt                                            201,202      141,000            -              -         342,202
       Future income taxes                                        46,709       99,215        4,977        (7,672)         143,229
                                                              ---------------------------------------------------------------------
                                                                 247,911      240,215        4,977        (7,672)         485,431
                                                              ---------------------------------------------------------------------
SHAREHOLDERS' EQUITY
       Subordinated notes                                              -      104,250            -              -         104,250
       Other equity                                              983,173      834,463       57,674      (892,137)         983,173
                                                              ---------------------------------------------------------------------
                                                                 983,173      938,713       57,674      (892,137)       1,087,423
                                                              ---------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $1,280,862   $1,288,195      $75,064     $(899,809)      $1,744,312
                                                              =====================================================================


Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the year ended December 31, 2002

     Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:



                                                                                           Guarantor   Non-Guarantor  Consolidated
                                                                  Parent   Subsidiaries  Subsidiaries  Eliminations      Total
                                                                 ------------------------------------------------------------------
 i)   Capital assets
        Balance under Canadian GAAP                              $135,518    $972,247        $32,760        $(6,168)     $1,134,357
        Adjustments relating to the capitalization
          of interest                                                         (13,902)                                      (13,902)
        Adjustments relating  to commissioning
          costs                                                              (112,233)                                     (112,233)
        Adjustments relating to amortization of
          capital assets                                                       (8,619)                                       (8,619)
        Adjustments relating to  sale-leaseback                               136,432                                       136,432
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                  $135,518    $973,925        $32,760        $(6,168)     $1,136,035
                                                                 ==================================================================

 ii)  Deferred pension liability (asset)
        Balance under Canadian GAAP                              $ (4,008)        $97        $     -        $     -         $(3,911)
        Adjustments relating to minimum pension
          liability                                                32,081                                                    32,081
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                   $28,073         $97        $     -        $     -         $28,170
                                                                 ==================================================================

 iii) Future income taxes
        Net future tax asset balance under
          Canadian GAAP                                          $ 31,561    $(50,378)       $ 4,756      $  (5,698)     $  (19,759)
        Adjustments relating to the capitalization
          of interest                                                          (5,172)                                       (5,172)
        Adjustments relating to commissioning costs                           (41,751)                                      (41,751)
        Adjustments relating to amortization of
          capital assets                                                       (3,206)                                       (3,206)
        Adjustments relating to minimum pension
          liability                                               (11,934)                                                  (11,934)
        Adjustments relating to sale-leaseback                                 (1,853)                                       (1,853)
        Adjustments relating to natural gas contract                              (28)                                          (28)
        Adjustments relating to valuation allowance                                                                            -
          on net future income tax asset                                       10,500                                        10,500
                                                                 ------------------------------------------------------------------
        Net future tax asset balance under U.S. GAAP             $ 19,627    $(91,888)       $ 4,756      $  (5,698)     $  (73,203)
                                                                 ==================================================================

 iv)  Accounts payable and accrued charges
        Balance under Canadian GAAP                              $  8,321    $ 85,463        $12,371      $       -      $  106,155
        Adjustments relating to subordinated notes                              4,250                                         4,250
        Adjustments relating to sale-leaseback                                     51                                            51
        Adjustments relating to natural gas contract                               78                                            78
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                  $  8,321    $ 89,842        $12,371      $       -      $  110,534
                                                                 ==================================================================

 v)   Current portion of long-term debt
        Balance under Canadian GAAP                              $ 35,386    $      -        $     -      $       -      $   35,386
        Adjustments relating to sale-leaseback                                  9,973                                         9,973
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                  $ 35,386    $  9,973        $     -      $       -      $   45,359
                                                                 ==================================================================

 vi)  Long-term debt
        Balance under Canadian GAAP                              $201,202    $141,000        $     -      $       -      $  342,202
        Adjustments relating to subordinated notes                            100,000                                       100,000
        Adjustments relating to sale-leaseback                                131,388                                       131,388
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                  $201,202    $372,388        $     -      $       -      $  573,590
                                                                 ==================================================================

 vii) Shareholders' equity
        Balance under Canadian GAAP                              $983,173    $938,713        $57,674      $(892,137)     $1,087,423
        Adjustments relating to the capitalization
          of interest                                                          (8,730)                                       (8,730)
        Adjustments relating to commissioning costs                           (70,482)                                      (70,482)
        Adjustments relating to amortization of
          capital assets                                                       (5,413)                                       (5,413)
        Adjustments relating to minimum pension
          liability                                               (20,147)                                                  (20,147)
        Adjustments relating to subordinated notes                           (104,250)                                     (104,250)
        Adjustments relating to sale-leaseback                                 (3,127)                                       (3,127)
        Adjustments relating to natural gas hedge                                 (50)                                          (50)
        Adjustments relating to equity income                     (98,302)                                98,302                  -
        Adjustments relating to valuation allowance
          on net future income tax asset                                      (10,500)                                      (10,500)
                                                                 ------------------------------------------------------------------
        Balance under U.S. GAAP                                  $864,724    $736,161        $57,674    $(793,835)       $  864,724
                                                                 ==================================================================

                       TONS SHIPPED BY QUARTER (unaudited)
================================================================================
                                   (thousands)

                                  For the Three Months Ended          For the Six Months Ended
                              ------------------------------------  ----------------------------
                                June 30      June 30      March 31          June 30      June 30
                                 2003         2002          2003             2003          2002
------------------------------------------------------------------------------------------------
  Coil and Discrete Plate         400.5        448.7         312.6            713.1        817.6
  Cut Plate                       143.3        170.8         141.2            284.5        310.0
                              ------------------------------------------------------------------
Total Steel Mill Products         543.8        619.5         453.8            997.6      1,127.6
------------------------------------------------------------------------------------------------
  Energy Tubulars                 103.4         76.7         145.3            248.7        184.1
  Large Diameter Tubulars          46.3         36.9          11.4             57.7         99.4
  Non-Energy Tubulars              55.3         77.8          63.7            119.0        149.3
                              ------------------------------------------------------------------
Total Tubular Products            205.0        191.4         220.4            425.4        432.8
------------------------------------------------------------------------------------------------
Total Shipments                   748.8        810.9         674.2          1,423.0      1,560.4
------------------------------------------------------------------------------------------------


                     NON-GAAP FINANCIAL MEASURES (unaudited)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped.

                                                                   For the Three Months Ended         For the Six Months Ended
                                                               -----------------------------------    -------------------------
                                                                June 30      June 30    March 31        June 30       June 30
                                                                 2003         2002        2003            2003         2002
-------------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of cash derived from (applied to) operating activities to EBITDA (Canadian and U.S. GAAP):

  Cash derived from (applied to) operating activities          $  (31,226)   $21,492    $ 75,382      $44,156         $ 36,192
  Changes in working capital                                       44,131        810     (52,324)      (8,193)           4,647
  Current income tax expense (benefit)                               (904)    (3,368)       (485)      (1,389)         (10,646)
  Interest expense, net                                             6,065      5,812       5,585       11,650           12,468
  Other                                                              (579)       774      (1,055)      (1,634)             829
                                                               ----------------------------------------------------------------
  EBITDA (Canadian GAAP)                                           17,487     25,520      27,103       44,590           43,490
  US GAAP adjustments relating to:
     Sale and leaseback                                             3,471      3,471       3,471        6,942            6,942
     Natural gas hedge                                               (102)       836        (166)        (268)             670
  EBITDA (US GAAP)                                             ----------------------------------------------------------------
                                                               $   20,856    $29,827    $ 30,408      $51,264         $ 51,102
                                                               ----------------------------------------------------------------

Operating Income (Loss) Per Ton                                $       (1)   $    14    $     17      $     7         $     11

Annualized Return on Common Shareholders' Equity                       -3%         1%          1%          -1%              -1%
-------------------------------------------------------------------------------------------------------------------------------